Exhibit 21

SUBSIDIARIES OF THE COMPANY

AFP Hospitality Corp.
AFP Realty Corp.
AFP Management Corp.
Metex Mfg. Corporation
54 Subsidiaries of United Capital Corp. that invest in and manage real estate
2 Subsidiaries of AFP Hospitality Corp. that own and operate hotels
44 Subsidiaries of AFP Realty Corp. that invest in and manage real estate